Amended FORM N-8F
   [As last amended in Release No. IC-23786, effective June 1, 1999, 64 F.R.
                                    19469.]

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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):


      []   MERGER


      [X]  LIQUIDATION


      [ ]  ABANDONMENT OF REGISTRATION


           (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


      [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY


           (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund:


        Adjustable Rate Securities Portfolios (the "Fund")

3.    Securities and Exchange Commission File No.:


        811-06242


4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?


      [ ]  Initial Application [X]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           One Franklin Parkway
           San Mateo, CA  94403-1906


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Kristin H. Ives
           Stradley, Ronon, Stevens & Young, LLP
           2600 One Commerce Square
           Philadelphia, PA 19103
           (215) 564-8037

           Bruce G. Bohan
           Franklin Templeton Investments
           One Franklin Parkway
           San Mateo, CA  94403
           (650) 312-3504

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           The accounts, books or other documents required to be maintained by
           Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Fund at One Franklin Parkway, San Mateo, CA 94403-1906 or its shareholder services agent, Franklin Templeton Investor Services, LLC, at 3344 Quality Drive, Rancho Cordova, CA 95670-7313.

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.


8.    Classification of fund (check only one):


      [X]  Management company;


      [ ]  Unit investment trust; or


      [ ]  Face-amount certificate company.


9.    Subclassification if the fund is a management company (check only one):


      [X]  Open-end  []   Closed-end


10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):


           The Fund was a statutory trust created under the laws of the state of Delaware.


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           Franklin Advisers, Inc.
           One Franklin Parkway
           San Mateo, CA 94403-1906

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

           Not applicable--the Fund did not issue shares under the Securities Act of 1933.

13.   If the fund is a unit investment trust ("UIT") provide: Not applicable


      (a)  Depositor's name(s) and address(es):


      (b)  Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?


      [ ]  Yes  [X]  No


      If Yes, for each UIT state:


      Name(s):


      File No.:  811-______


      Business Address:


15.   (a)  Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


           [X]  Yes  [ ]  No


           If Yes, state the date on which the board vote took place:


           At a meeting held on June 21, 2005, the Board of Trustees of the Fund approved the following preambles and resolutions: (i) the Board of Trustees of Franklin Investors Securities Trust ("FIST"), on behalf of its series, Franklin Adjustable U.S. Government Securities Fund (the "U.S. Government Fund"), determined that it is in the best interests of the shareholders of the U.S. Government Fund to withdraw from the master/feeder fund structure pursuant to which the U.S. Government Fund, as the feeder fund, has invested all of its assets in shares of the U.S. Government Adjustable Rate Mortgage Portfolio (the "Master Portfolio"), a series of the Fund,
           (ii) the Board of Trustees of FIST, on behalf of the U.S. Government Fund, had authorized and instructed the officers of FIST to request a complete liquidation of the U.S. Government Fund's investment in the Master Portfolio, (iii) because the U.S. Government Fund was the only feeder fund invested in the Master Portfolio and the Master Portfolio is the sole series of the Fund, this Board of Trustees had determined to liquidate and dissolve the Master Portfolio and to terminate and dissolve the Fund upon the complete redemption by the U.S. Government Fund of its investment in the Master Portfolio.


           If No, explain:


      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


           [ ]  Yes  [X]  No


           If Yes, state the date on which the shareholder vote took place:



           If No, explain:


           The sole shareholder of the Fund, U.S. Government Fund, effected a complete liquidation of its position prior to the Fund's liquidation and dissolution. The Declaration of Trust under
           Article VIII, Section 2, states "Any Series may be terminated at any time by vote of a majority of the Shares of that Series or by the Trustees by written notice to the Shareholders of that Series."

II.   DISTRIBUTIONS TO SHAREHOLDERS


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


      [X]  Yes  [ ]  No

      (a)   If Yes, list the date(s) on which the fund made those distributions:

                October 26, 2005


      (b)  Were the distributions made on the basis of net assets?


           [X]  Yes  [ ]  No


      (c)  Were the distributions made PRO RATA based on share ownership?


           [X]  Yes  [ ]  No


      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:


      (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in-kind?


           [X]  Yes  [ ]  No


           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


           100% of the Fund's shares were owned by an affiliate. On October 26, 2005, all of the Fund's assets were liquidated and transferred to the U.S. Government Fund, the sole feeder fund in the Fund.


17.   CLOSED-END FUNDS ONLY:


      Has the fund issued senior securities?


      [ ]  Yes  [ ]  No


      If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18.   Has the fund distributed ALL of its assets to the fund's shareholders?


      [X]  Yes  [ ]  No


      If No,


      (a) How many shareholders does the fund have as of the date this form is filed?


      (b)  Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


      [ ]  Yes  [X]  No


      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES


20.   Does the fund have any assets as of the date this form is filed?


      (SEE QUESTION 18 ABOVE)


      [ ]  Yes  [X]  No


      If Yes,


      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


      (b)  Why has the fund retained the remaining assets?


      (c)  Will the remaining assets be invested in securities?


           [ ]  Yes  [ ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


      [ ]  Yes  [X]  No


      If Yes,


      (a)  Describe the type and amount of each debt or other liability:


      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION


22.   (a)  List the expenses incurred in connection with the Merger or
           Liquidation:


           (i)  Legal expenses:  $45,000


           (ii) Accounting expenses:  $0


           (iii)Other expenses (list and identify separately): Telephone solicitation - $20,000


                (a) Costs of printing and mailing proxy statements and related documents: $77,494


                (b) Assignment fees related to the assignment of certain loan participations: $0


           (iv) Total expenses (sum of lines (i)-(iii) above):  $142,494


      (b) How were those expenses allocated? 25% U.S. Government Fund, the feeder fund, 25% Fund and 50% Franklin Advisers, Inc.


      (c) Who paid those expenses? 25% U.S. Government Fund, the feeder fund, 25% Fund and 50% Franklin Advisers, Inc.

(d)   How did the fund pay for unamortized expenses (if any)?


                Not Applicable


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?


      [ ]  Yes  [X]  No


      If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS


24.   Is the fund a party to any litigation or administrative proceeding?


      []   Yes  [X]  No


      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


      [ ]  Yes  [X]  No


      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY


26.   (a)  State the name of the fund surviving the Merger:


      (b) State the Investment Company Act file number of the fund surviving the Merger:

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                 VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Fund, (ii) he is a Assistant Secretary of the Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ Steven J. Gray
                                    Steven J. Gray,
                                    Assistant Secretary